FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           For the month of July, 2002
                                            ----------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

           Form 20-F           x                   Form 40-F
                             -----                                -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

           Yes                                     No               x
                             -----                                -----

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

                                      Contact:  Michael Sheehan or Erin Williams
                                                (305) 539-6572 or (305) 539-6153


                                      For Immediate Release


            ROYAL CARIBBEAN CHIEF FINANCIAL OFFICER ACCEPTS POSITION
            --------------------------------------------------------
                           WITH ARGOSY GAMING COMPANY
                           --------------------------

MIAMI -- July 10, 2002 -- Capping a distinguished 17-year career with Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL), Richard J. Glasier, executive vice president and chief financial officer, will leave the company this month to become president of Argosy Gaming Company (NYSE: AGY) in Alton, Illinois. The move will return Glasier to the gaming industry, where he worked for Ramada Inns for nearly a decade in gaming and hotel operations.

     "The company has been able to grow at the rate it has and expand with the vigor it has, in large part, due to Dick's guidance and leadership," said Royal Caribbean's Chairman and CEO Richard Fain. "We are far stronger today, thanks to his efforts, and we are far better set for the future. This company is indebted to him, as am I personally. We wish him the best of luck in his new position."

     Bonnie Biumi, currently vice president and treasurer, will serve as acting chief financial officer. Biumi, who has been in her current position for three years, has a long-standing relationship with the company, serving as senior manager on the account for auditors PricewaterhouseCoopers as far back as Royal Caribbean's initial public offering. Immediately prior to joining Royal Caribbean, Biumi served as chief financial officer of Neff Corporation, a Miami-based NYSE equipment rental company.

     "While I look forward to assuming my new role," said Glasier, "I leave behind an industry and a company that have provided me with many rewarding relationships and experiences. I leave confident that Royal Caribbean is well-positioned to continue to take advantage of its strong growth opportunities and wish the management team much success in the future."

     Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 24 ships in service and four under construction or on firm order. Royal Celebrity Tours operates land-tour vacations in Alaska and Canada utilizing the world's largest glass-domed railcars. Additional information can be found on www.royalcaribbean.com, www.celebritycruises.com or www.rclinvestor.com.

                                  # # # # # # #

                                     Contact:  Lynn Martenstein or Erin Williams
                                               (305) 539-6570 or (305) 539-6153

                                     For Immediate Release


                 ROYAL CARIBBEAN REPORTS SECOND QUARTER RESULTS
                 ----------------------------------------------


MIAMI - July 25, 2002 - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) today announced second quarter earnings were $66.7 million or $0.34 per share. This compares to $81.7 million or $0.42 per share for the second quarter of 2001. Net revenues per available passenger cruise day ("Yields") were down 3.3%, which was significantly better than previous guidance of a decline in the range of 5 to 7%. At June 30th, the company's net debt to capital ratio was 56.6% and liquidity was approximately $1.6 billion.

The outlook for the remainder of the year also continues to improve from earlier guidance, and the company currently forecasts that yields for the third quarter of 2002 will be down 2 to 4%, while yields in the fourth quarter will be up 4 to 6% from the same quarters in 2001. For full year 2002, yields are expected to be down 2 to 3% from 2001.

Revenues for the quarter were $821.8 million, essentially unchanged from the same quarter prior year. The impact of an increase in capacity was offset by the decrease in yields and a significant decline in the number of guests purchasing air transportation from the company. The trend for more of the company's guests to drive to the point of embarkation or to arrange for their own air transportation continues. As a result, the percentage of guests booking air travel through the company dropped from 26.7% in the second quarter of 2001 to 14.5% in 2002.

"The recovery from the events of September 11th has been extremely encouraging from both a pricing and occupancy perspective," said Chairman & CEO Richard D. Fain. "The industry and our company are proving to be very resilient, and this leads me to be very optimistic about the company's future performance."

The company previously gave guidance that it expected total operating costs (operating plus SG&A expenses) excluding fuel for the full year to drop 5% on a per available berth day basis. The drop in the second quarter was in fact significantly higher, at 13.2%. Contributing to this decline was reduced air transportation costs associated with fewer passengers purchasing air tickets from the company and lower commission costs associated with lower ticket prices. Due to the anticipated return to more normal air/sea levels and an increase in commissions as well as certain timing issues, the company believes that the previous guidance continues to be accurate.

The change in the sale of air tickets to guests has only a minimal impact to the company's net income. Therefore, the company believes changes in running expenses (i.e., those expenses directly associated with shipboard operations) and SG&A to be a more relevant measure of its ability to control costs in a manner that positively impacts the bottom line. For the quarter, running and SG&A expenses excluding fuel were down 6.9% on an available berth day basis. For the year, the company expects these costs to improve 3.5 to 4.0% on the same basis.

In mid-June, Royal Caribbean International received the EFFIE award for its "Get Out There" campaign. "The success of our marketing campaign is best evidenced by the improvement in our sales," said Fain. "However, we are gratified to also have received the recognition of an EFFIE, which is widely considered to be the top advertising effectiveness award within the advertising and marketing industries. We hope to see similar results from the launch of the new Celebrity campaign later this month." As a result of the continued focus on sales and marketing efforts and the improvement in the yield environment, the company has decided to increase the budget for SG&A, and now anticipates full year expense to be between $430 and $440 million. This range represents a 13 to 14% drop in the company's comparable SG&A expense per available berth day from 2001.

During the quarter the company took delivery of Constellation, the last of the Celebrity newbuilds on order. The delivery of Constellation grows the Celebrity fleet to a total of nine ships, which have an average age of approximately 4 years. Celebrity's fleet was recently recognized by the U.S. Coast Guard for its superior environmental operations with the 2002 William M. Benkert Award for Environmental Excellence.

The company has also added Brilliance of the Seas to its fleet, the second in the 2,100-passenger Radiance-class series for Royal Caribbean International. The ship, which has noise and vibration measurements one-fourth of what is specified in the contract, has achieved the highest rating ever measured for these qualities by the classification society Det Norske Veritas.

In connection with the delivery of Constellation, the company utilized an export financing facility, which has a floating rate of LIBOR plus 1.5% and amortizes over eight and one half years. Brilliance of the Seas was financed through a long-term operating lease. The term of the lease is 25 years and is cancelable in years 10 and 18. The effective interest rate of the lease is approximately 5.75%.

Following delivery of Constellation, total debt as of June 30, 2002 was $5.6 billion. Cash and cash equivalents were approximately $600 million as of that date, and the company's $1 billion revolving credit facility was fully undrawn, for liquidity of $1.6 billion. The company also has available export financing facilities for approximately $600 million for the deliveries of Serenade of the Seas and Jewel of the Seas.

The company has options for construction of two additional Radiance-class ships for delivery in 2005 and 2006. In light of the uncertainty relating to the proposed combination with P&O Princess, the company has extended the expiration date on these options to September 20, 2002.

Based upon the company's current estimates of revenues and expenses, it believes the consensus of analyst estimates for 2002 full year EPS to be reasonable. Looking forward, the booking period for 2003 is just beginning. This, coupled with the limited visibility resulting from the current close-in booking environment, makes it difficult to provide guidance for next year. However, if 2003 yields return to 2001 levels, the company expects that it will meet or exceed current consensus for 2003 full year results.

Separately, the company disclosed that it expects to incur approximately $25 million in costs related to the proposed combination with P&O Princess. If the transaction is completed as contemplated, these costs, together with additional success fees, will be capitalized as part of the overall transaction. In the event the combination does not occur, these costs will appear as part of operating expenses in the quarter that the final determination about the transaction is made.

The company has scheduled a conference call at 10 a.m. today to discuss its earnings. This call can be listened to, either live or on a delayed basis, on the company's investor relations web site at www.rclinvestor.com. A slide presentation will accompany the conference call, and is also available for viewing at www.rclinvestor.com.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 24 ships in service and four under construction or on firm order. Royal Celebrity Tours operates unique land-tour vacations in Alaska, Canada and Europe.
Additional information can be found on www.royalcaribbean.com, www.celebritycruises.com or www.rclinvestor.com.


Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability, availability of air service, the delivery schedule of new vessels, unplanned service outages of vessels, changes in interest rates or oil prices and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission. The above examples may not be exhaustive as we operate in a continually changing business environment, and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                            (Financial Tables Follow)

                                      #####


                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (unaudited, in thousands, except per share data)


                                                             Second Quarter Ended           Six Months Ended
                                                                   June 30,                      June 30,
                                                        -----------------------------  --------------------------
                                                             2002           2001           2002           2001
                                                        ------------    -----------    -----------    -----------
Revenues                                                $    821,804    $   821,674    $ 1,621,757    $ 1,548,552
                                                        ------------    -----------    -----------    -----------
Expenses
     Operating                                               498,865        504,003      1,001,503        960,342
     Marketing, selling and administrative                   107,271        107,469        209,347        220,259
     Depreciation and amortization                            85,148         74,927        167,975        142,592
                                                        ------------    -----------    -----------    -----------
                                                             691,284        686,399      1,378,825      1,323,193
                                                        ------------    -----------    -----------    -----------
Operating Income                                             130,520        135,275        242,932        225,359
                                                        ------------    -----------    -----------    -----------
Other Income (Expense)
     Interest income                                           2,485          4,945          6,712         11,742
     Interest expense, net of capitalized interest           (67,008)       (63,279)      (135,276)      (122,534)
     Other income (expense)                                      703          4,772          5,145         19,643
                                                        ------------    -----------    -----------    -----------
                                                             (63,820)       (53,562)      (123,419)       (91,149)
                                                        ------------    -----------    -----------    -----------
Net Income                                              $     66,700    $    81,713    $   119,513    $   134,210
                                                        ============    ===========    ===========    ===========

Earnings Per Share:
     Basic                                              $      0.35    $      0.43    $      0.62    $      0.70
                                                        ===========    ===========    ===========    ===========
     Diluted                                            $      0.34    $      0.42    $      0.61    $      0.69
                                                        ===========    ===========    ===========    ===========
Weighted average shares outstanding:
     Basic                                                  192,406        192,209        192,366        192,185
                                                        ===========    ===========    ===========    ===========
     Diluted                                                196,413        193,093        195,962        193,304
                                                        ===========    ===========    ===========    ===========

                                                  STATISTICS

                                                             Second Quarter Ended           Six Months Ended
                                                                   June 30,                      June 30,
                                                        -----------------------------  --------------------------
                                                             2002           2001           2002           2001
                                                        ------------    -----------    -----------    -----------

Occupancy as a percentage of total capacity                   104.4%         103.0%         104.1%         103.0%

Guest Cruise Days                                         4,273,498      3,842,016      8,618,300      7,335,528


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ROYAL CARIBBEAN CRUISES LTD.
                                                ----------------------------
                                                (Registrant)



Date:  August 2, 2002                       By: /s/ JACK WILLIAMS
                                                ---------------------------
                                                Jack Williams
                                                President and COO